Exhibit 99.1

Chip Wilson Puts Focus on lululemon's Brand and Creative Strategy Ahead of lululemon's Earnings Results

VANCOUVER, BC, March 17, 2026 /PRNewswire/ -- Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: **LULU**) ("lululemon" or the "Company") and one of lululemon's largest shareholders, released the following statement ahead of lululemon's fourth quarter and full year 2025 results call later today:

As lululemon reports its fourth quarter and full year 2025 results, shareholders will be critically evaluating the Company's claims of success or improvement. The core issue at lululemon is one the Company has struggled with for years: there is a disconnect between the Company's creative engine and the Board's understanding for how brand power and product excellence fuel cultural strength, margin durability and long-term shareholder value.

On behalf of all shareholders, I believe lululemon leadership must provide detailed answers to the following questions so that investors, partners, employees and everyone who cares about lululemon can understand where current leadership is taking this Company.

1. *Clarifying Discount Intensity and its Impact to Premium Brand Value*
   How should investors reconcile the message around operational improvements with the reality of continued discounting to offset declining North America store comps for which product was purchased? Shareholders should understand whether the Board recognizes the relationship between a dollar discounted and the fall in brand power. Each dollar lost from discounting is a dollar that could have been invested into expanding the power of the lululemon brand.

2. *Defining How Creativity and Newness are Prioritized to Drive Growth*
   Recent product launches reflect a persistent "stale and predictable" approach as Interim Co-Chief Executive Officer Meghan Frank described in her recent interview with The New York Times. Shareholders should understand the Board's decision-making process on product launches, data used to inform these decisions and what the Board has changed in their evaluation and oversight process. The Board is fully aware of what has gone missing in the last six years.

3. *Addressing Repeated Operational Mistakes*
   What structural changes have been made to address the increasing frequency of product failures as seen with "Get Low" and "Breezethrough"? If the Board has analyzed its failures in new categories such as jeans, cosmetics and running shoes, shareholders should be made aware of the learnings as a show of good faith to rebuild confidence in Board leadership.

4. *Fixing Core North American Sales Before it Impacts Global Markets*
   The company has reported negative or flat same store sales for the past seven consecutive quarters in North America. Investors would benefit from same store sales data on a specific group of bellwether, trend-setting markets, such as New York, Miami, Vancouver and Los

Angeles, to better understand if this negative momentum will accelerate. How will you prevent the underperformance in core franchises in North America from translating to slower growth in mainland China and other international markets?

The three independent candidates put forth in our campaign for change, Marc Maurer, Laura Gentile and Eric Hirshberg, would ask the tough questions in the boardroom and bring the accountability and oversight lululemon needs. It is my belief shareholders will understand that the current leadership team, who are overseen by a Board with no brand and product experience, is incapable of addressing the fundamental issue of being able to onboard brand and product leadership at the management and Board level.

Shareholders are encouraged to visit **www.CreativityFirstlulu.com** to review the need for change and learn about Wilson's nominees.

Certain Information Concerning the Participants

Dennis J. "Chip" Wilson, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying **GOLD** Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying **GOLD** Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at **https://www.sec.gov/**.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on March 16, 2026, and is available **here**. By virtue of the relationship among the Participants as members in a Schedule 13(d) group, all the Participants, individually, are deemed to beneficially own the 9,904,856 shares of Common Stock of the Company, par value $0.005 (of which 5,115,961 are shares of the Company's special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis) owned in the aggregate by all of the Participants.

Contacts

Media
Val Mack, **val.mack@fticonsulting.com**
Pat Tucker, **pat.tucker@fticonsulting.com**

Investors
Scott Winter, Gabrielle Wolf
Innisfree M&A Incorporated
(212) 750-5833

SOURCE Chip Wilson